UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
Proxy Statement
Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant [ ]
Filed by a Party other than the Registrant [x]
Check the appropriate box:
[x] Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only
    (as permitted by Rule 14a-6(e)(2))
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Under Rule 14a-12

CYNERGISTEK, INC.
(Exact name of registrant as specified in its charter)

DANIEL BERGER
(Name of Person(s) Filing Proxy Statement,
if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[x] No fee required.

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act
Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

2021 ANNUAL MEETING OF STOCKHOLDERS OF CYNERGISTEK, INC.
PROXY STATEMENT OF DANIEL BERGER

September __, 2021

To My Fellow Stockholders of CYNERGISTEK, INC.:

I am furnishing this Proxy Statement to holders of the common stock, par value
$0.001 per share (Common Stock), of CYNERGISTEK, INC. (CYNERGISTEK or the
Company), in connection with our solicitation of proxies for use at the 2021
Annual Meeting of Stockholders of the Company scheduled to be held virtually via webcast on October 13, 2021, at 3 PM, Central Time and at any and all
adjournments, continuations or postponements thereof (the Annual Meeting).

This solicitation is being conducted by me, Daniel Berger. As of the date hereof, I beneficially own an aggregate of xxx shares representing approximately ____% of the shares of Common Stock, as reported to be outstanding by the Company as of August 19, 2021.

THIS SOLICITATION IS BEING MADE BY DANIEL BERGER, AND NOT ON BEHALF OF THE
BOARD OF DIRECTORS OF THE COMPANY.

I am seeking to become a member the Companys Board of Directors (the Board of
Directors or the Board) and replace Mark Roberson. I am the former President and CEO of Redspin, Inc., now a division of CynergisTek. In addition, I have long been a stockholder of CynergisTek Common Stock (CTEK). Given my knowledge of the cybersecurity industry and familiarity with CynergisTeks best in class services offerings, the Company should be delivering commensurate stockholder returns.  However, for the past several years, results have been poor. CTEKs shares have underperformed its peers, its industry sector, and the broader market.

As a three-time CEO and subject matter expert in cybersecurity, with a successful track record of raising capital that led to positive equity events,
I strongly believe CynergisTek would benefit from having me on the CTEK Board.
Six months ago, I engaged with the Company in an effort to stimulate much-
needed changes including a potential Board seat. When there was little follow-
through, I nominated myself. In my view, the lack of support from the Company reflects a continuing pattern of passivity by the Board in the face of continual underperformance, both operationally and in share price.

I believe that my election to the CTEK Board will be the starting point to ensuring the Company is on the right path to maximize shareholder value.

This Proxy Statement is first being sent or given to stockholders on or about
________. If your stock is held in your own name, please authorize a proxy to vote by signing and returning the enclosed BLUE proxy card in the postage-paid envelope provided or by instructing us by telephone or via the Internet as to how you would like your shares of Common Stock voted (instructions are on your
BLUE proxy card).

If your stock is held in the name of a brokerage firm, bank or other custodian, only that firm can vote such stock and, with respect to the election of directors, only upon receipt of your specific instruction. Accordingly, we urge you to contact the person responsible for your account and instruct that person to execute the BLUE proxy card on your behalf.  Please follow any voting instructions provided by your bank, brokerage firm, dealer, trust company or other nominee.

Thank you for your support,
Sincerely,

Daniel Berger

Important Notice Regarding the Availability of Proxy Materials for the Annual
Meeting. This Proxy Statement and our BLUE proxy card are available at:
https://www.viewproxy.com/CynergisTekInc/opposition/
..com

If you have any questions regarding your BLUE proxy card or need assistance in executing your proxy, please contact:
Alliance Advisors
200 Broadacres Drive
Bloomfield, NJ 07003

Stockholders may call toll-free: 855-723-7815

Email: ctek2021@allianceadvisors.com

BACKGROUND OF THE SOLICITATION

My decision to pursue a Board seat at CynergisTek is based on my opinion that common stockholders have not been well represented by its Board of Directors over the past 4 1/2 years. On April 26, 2021, I filed Form 14N requesting that
I be added as a nominee to be a director of CTEK. When CTEK filed its Proxy
Statement on Schedule 14A it recommended against voting for me.

REASONS FOR OUR SOLICITATION

As a long-time investor in the Company, I have become increasingly concerned with the Board's strategic, operational, and hiring decisions. In my opinion, this had led to the destruction of shareholder value over the last several years. Since 2017, shareholders have endured a revolving door management team, leading to declining revenues, increased expenses, decreased operating cash flows. Since I left the Company, CTEKs share price has decreased an eye-
popping 67% from April 2017 to September 2021. Moreover, long-term shareholders have been doubly impacted by the Boards decisions as the value of their equity has declined along with the share price through stock grants and a dilutive
ATM offering in the past year.  Clearly, change is needed at the Board level.

Why I Am Qualified

During my 30-year career, I have been at the forefront of world-changing technologies. I was a pioneer in computer networking, the fabric the ultimately enabled the Internet. From there I moved to technology-based business solutions in multiple industries early web-based solutions and ultimately
SaaS and cloud computing. Over the past decade, as connected applications, data, and devices have all moved online, I've focused on keeping them safe and secure.

From 2011 to 2017, I was President and CEO of Redspin, Inc. (now a division of
CynergisTek). Under my leadership, Redspin became a nationally recognized provider of cybersecurity assessments and penetration testing, primarily in the healthcare industry.

        In 2012, I personally closed an enterprise-wide contract for HIPAA security risk assessments for the 6th largest health system in the US at the time (70 hospitals and more than 500 clinics).

        In FY2014, Redspins revenues grew 100% year over year with EBITDA at just under 20%.

        In April 2015, Redspin was acquired by Auxilio, Inc., the predecessor company to CynergisTek.

Currently, I am the founder and CEO of Defenseforce, Inc. a CMMC development stage cybersecurity firm focused on the U.S. defense industrial base.

The Nominee

Daniel Berger, 62.  I am an enthusiastic, creative, and results-driven C-level executive with 25+ years of remarkable achievements in the global technology market. From November 2019 to the present, Mr. Berger has served as Founder and
CEO of Defenseforce, Inc.  From October 2017 through August 2019, I was
National Director of Healthcare for Axia Technologies, Inc. dba AxiaMed.  From
2010 to 2017, I was President and CEO of Redspin, Inc. (acquired by the Company in 2015).  For the past decade, I have helped enable the digital transformation of the U.S. healthcare industry by ensuring the cybersecurity of patient data, payments, and other sensitive information. As a 3-time CEO and investor, his broad experience includes both ground-floor start-ups and large public companies. Mr. Berger has been at the forefront of world-changing technologies such as computer networking, VR, the Internet, SaaS solutions, cybersecurity, and cloud computing. Currently, he is the founder and CEO of Defenseforce, Inc.
a CMMC development stage cybersecurity firm focused on the U.S. defense industrial base. Mr. Berger graduated cum laude from Colby College in
Waterville, Maine with a B.A. degree and distinction in his major field of study (Government). I am currently relocating from Santa Barbara, California to Savannah, Georgia.

I STRONGLY RECOMMEND STOCKHOLDERS VOTE FOR TO ELECT DANIEL BERGER TO THE BOARD

MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

Election of Directors

The Companys Board of Directors currently consists of seven directors.
Directors hold office until the Companys next annual meeting following their election or until their successors are elected and qualified, unless prior to that time they have resigned, retired or otherwise left office. At the Annual
Meeting, seven directors are to be elected to the Board of Directors. On April
26th, 2021, I gave notice to the Company of my intention to nominate myself to serve as a director of the Company. I am seeking your proxy to vote for the election to the Board of Directors of me, in addition to the candidates who have been nominated by the Company other than Mark Roberson, for whom I am not seeking authority to vote and will not exercise any such authority. This gives stockholders the ability to vote for candidates to fill each of the seven seats up for election at the 2021 Annual Meeting.

I consent to being named as a nominee in this Proxy Statement and to serve on the Board of Directors if elected.

Directors will be elected by the vote of a plurality of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on the election of Directors, meaning that the seven nominees receiving the most votes will be elected. Abstentions and broker non-votes, if any, will have no effect on the result of this vote.

Name, Age and Business Address

Daniel Berger, 62
35 Woodchuck Hill Road
Savannah, GA 31405

Principal Occupation or Employment During the Last Five Years; Public Company
Directorships

Oct 2017 - August 2019 National Director of Healthcare, AxiaMed  (acquired by
Bank of America)
April 2010 - March 2017 - President and CEO, Redspin, Inc. (acquired by
Auxilio, Inc in April 2015, merged with CynergisTek in Jan 2017)

If elected, I would decline such directors fees as may be payable by the
Company in accordance with its practice at the time.

Additional information concerning me is set forth in Appendix A to this Proxy
Statement.

Other matters to be considered at the annual meeting
According to the proxy statement filed by the Company on August 26, 2021 (the
CTEK proxy statement), the following additional matters will be considered at the Annual Meeting:

        to consider and act upon a Company proposal to ratify the appointment of Haskell & White LLP (H&W) as the Companys independent registered public accounting firm for the 2021 fiscal year;

        to consider and act upon a Company proposal to approve, on an advisory basis, the compensation of its named executive officers; and

        to transact such other business, if any, as may properly come before the Annual Meeting or any adjournment or postponement of the meeting.

Based on information contained in the CTEK proxy statement, the Companys Bylaws do not require that the stockholders ratify the appointment of H&W as the
Companys independent registered public accounting firm, but the Company is seeking ratification because it believes it is a good corporate governance practice. If the stockholders do not ratify the appointment, the CTEK proxy statement indicates that the Companys audit committee will reconsider whether to retain H&W, but in its discretion may choose to retain H&W as the Companys independent registered public accounting firm. Even if the appointment is ratified, the Audit Committee in its discretion may change the appointment at any time during the year if it determines that a change would be in the best interests of the Company and its stockholders. I recommend that you vote FOR this proposal by checking the appropriate box and signing, dating and returning the enclosed BLUE proxy card.

Based on information contained in the CTEK proxy statement, at the Annual
Meeting, stockholders will be asked to vote, on an advisory basis, whether to approve the compensation of the Companys named executive officers. Information on this matter is included in the CTEK proxy statement. According to the CTEK proxy statement, the approval of this matter on an advisory basis requires the affirmative vote of a majority of the votes cast. Abstentions and broker non-
votes will not be counted as votes cast on this proposal. As set forth above in the section titled Reasons for Our Solicitation I believe the Company has performed poorly and recommend voting AGAINST the advisory vote to approve the compensation of the Companys named executive officers.

The accompanying BLUE proxy card includes the proposal ratifying the appointment of H&W as the Companys independent registered public accounting firm for fiscal 2021, the proposal regarding the approval, on an advisory basis, of the compensation of the Companys named executive officers. You may vote for or against, or you may abstain from voting on, these proposals, and the accompanying BLUE proxy card will be voted on these proposals in accordance with your instructions thereon. If you do not indicate any voting instruction, you will be deemed to have given a direction to vote the shares represented by the BLUE proxy card with FOR the ratification of the appointment of the
Companys independent registered public accounting firm, and AGAINST the approval, on an advisory basis, of the compensation of the Companys named executive officers.

Except as set forth in this Proxy Statement, I am not aware of any other matter to be considered at the Annual Meeting.  However, if we learn of any other proposals made at a reasonable time before the Annual Meeting, we will either supplement this Proxy Statement and provide stockholders with an opportunity to vote by proxy directly on such matters or will not exercise discretionary authority with respect thereto. If other proposals are made thereafter, the persons named as proxies on the BLUE proxy card will vote such proxies in their discretion.

The participants in this solicitation intend to vote their shares of Common
Stock FOR the election of the Daniel Berger, FOR the ratification of the appointment of Haskell & White LLP as the Companys independent registered public accounting firm for fiscal 2021, AGAINST the advisory resolution to approve executive compensation.

The Company has fixed August 19, 2021 as the record date for determining stockholders who will be entitled to vote at the Annual Meeting (the Record
Date). Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.

VOTING AND PROXY PROCEDURES

How do I vote by proxy?

If your shares are held in your name, you may vote by proxy as follows:

        Vote by Telephone: Please call toll-free from the U.S. or Canada the phone number listed on your proxy card and follow the simple instructions provided. You will be required to provide the unique control number printed on your proxy card.

        Vote by Internet: Please access the website linked on your proxy card and follow the simple instructions provided.  Please note you must type an s after http. You will be required to provide the unique control number printed on your proxy card.

You may vote by telephone or Internet 24 hours a day, 7 days a week. Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had executed a proxy card.

        Vote by Mail: If you do not have access to a touch-tone telephone or to the Internet or wish to vote by mail, please sign, date and return the proxy card in the envelope provided, or mail to: Daniel Berger, c/o
        Alliance Advisors, 200 Broadacres Drive, Third Floor, Bloomfield, NJ
        07003.

The telephone and Internet voting procedures use a control number that appears on your BLUE proxy card to authenticate you as a stockholder of record and to allow you to confirm that your voting instructions have been correctly recorded. If you vote by telephone or Internet, you do not need to return the
BLUE proxy card.

How do I vote shares that I hold through a broker, bank or other custodian?

If you hold shares through someone else, such as a broker, bank or other custodian, you will receive voting material from that firm. You can complete the BLUE voting form and return it as requested by the firm. If the firm offers
Internet or telephone voting, the voting form will contain instructions on how to access and utilize those voting methods. If you hold your shares in a stock brokerage account or by a bank or other custodian, you will not be able to vote in person at the Annual Meeting unless you have previously requested and obtained a legal proxy from your broker, bank or other custodian and present it at the Annual Meeting.

Virtual Meeting Attendance and Participation
       Based on the Companys proxy statement, the virtual Annual Meeting will be conducted on the internet via webcast. Stockholders will be able to attend and participate online and submit questions during the Annual Meeting by visiting https://www.colonialstock.com/cynergistek2021 and then clicking on the document entitled Virtual Meeting Instructions which includes additional instructions necessary to access the meeting room.

       Based on the Companys proxy statement:
* The Annual Meeting will begin promptly at 3:00 p.m. CDT. The Company encourages you to access the Annual Meeting prior to the start time. Online access will begin at 2:45 p.m. CDT.
* The virtual Annual Meeting platform is fully supported across browsers
(Internet Explorer, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Stockholders should ensure that they have a strong internet connection if they intend to attend and/or participate virtually in the Annual Meeting. Attendees should allow plenty of time to log in and ensure that they can hear streaming audio prior to the start of the
Annual Meeting.
* Stockholders may submit questions during the Annual Meeting. If you wish to submit a question, you may do so by accessing the meeting materials at
https://www.colonialstock.com/cynergistek2021 and then clicking on the document entitled Virtual Meeting Instructions which includes additional instructions to access the meeting room. Upon logging into the virtual meeting platform, you may type your question into the Chat field, and click Submit.
* Questions pertinent to the Annual Meeting will be answered during the Annual
Meeting, subject to time constraints. Any such questions that cannot be answered during the Annual Meeting due to time constraints will be posted and answered on our Investor Relations website, https://cynergistek.com/investor-
relations/, as soon as practical after the Annual Meeting.
* Additional information regarding the ability of stockholders to ask questions during the Annual Meeting, related rules of conduct and other materials for the
Annual Meeting, including the list of our stockholders of record, will be available at https://www.colonialstock.com/cynergistek2021. In addition, the list of stockholders entitled to vote at the meeting will be available during the virtual Annual Meeting for inspection by stockholders for any legally valid purpose related to the Annual Meeting using your control number. To view the list for such purposes prior to the meeting, please contact
InvestorRelations@cynergistek.com.
* In the event of technical and logistical issues, including technical support during the Annual Meeting, stockholders may email
annualmeeting@colonialstock.com or call (877) 285-8605 toll free for technical support prior to and during the Annual Meeting.

What if I want to revoke my proxy?

Any proxy may be revoked as to all matters covered thereby at any time prior to the time a vote is taken by (i) submitting a duly executed proxy bearing a later date or submitting a later proxy using the telephone or Internet voting procedures described above, (ii) filing a later-dated written revocation with the Secretary of the Company, or (iii) virtually attending and voting at the
Annual Meeting in person. Virtual attendance at the Annual Meeting will not in and of itself constitute a revocation. If you hold your shares in a brokerage account or by a bank or other custodian, unless you have obtained a legal proxy from your bank, broker or other custodian, you will need to follow the instructions provided by your bank, broker or other custodian to revoke your voting form or submit a new voting form.

What should I do if I receive a proxy card solicited by the Company?

If you submit a proxy to us by signing and returning the enclosed BLUE proxy card, do not sign or return the proxy card solicited by the Company or follow any voting instructions provided by the Company unless you intend to change your vote, because only your latest-dated proxy will be counted.

If you have already sent a proxy card to the Company or voted for its nominees through telephone or Internet voting procedures, you may revoke that vote and provide your support to me by signing, dating and returning the enclosed BLUE proxy card or by following the instructions to vote by telephone or Internet described above.

Who can vote?

Holders of Common Stock as of the close of business on the Record Date will be entitled to vote at the Annual Meeting. If you are a stockholder of record on the Record Date, you will retain the voting rights in connection with the
Annual Meeting even if you sell such shares after the Record Date. Accordingly, it is important that you vote the shares of Common Stock held by you on the
Record Date, or grant a proxy to vote such shares on the BLUE proxy card, even if you sell such shares after such date.

What is the required quorum?

The holders of record of a majority of the shares of the Common Stock of the
Company issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the Annual Meeting.

What vote is required for the proposals at the Annual Meeting?

Each share of Common Stock outstanding on the Record Date is entitled to one vote on each of the director nominees and one vote on each other matter. The director nominees will be elected by the vote of a plurality of the votes cast at the Annual Meeting. The plurality of votes cast means that the director nominees receiving the greatest number of FOR votes cast will be elected.
Ratification of the selection of the Companys independent registered public accounting firm, and the non-binding advisory vote to adopt the resolution to approve the Companys executive compensation program each require the affirmative vote of the majority of the shares of Common Stock present or represented by proxy and entitled to vote at the meeting. Abstentions, if any, will have no effect on the election of any director, but will have the same effect as votes AGAINST each of the other three proposals.

IF YOU WISH TO VOTE FOR THE ELECTION OF ME TO THE BOARD AND THE CANDIDATES
WHO HAVE BEEN NOMINATED BY THE COMPANY OTHER THAN MARK ROBERSON FOR WHOM I
AM NOT SEEKING AUTHORITY TO VOTE AND WILL NOT EXERCISE ANY SUCH AUTHORITY,
PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED BLUE PROXY CARD IN THE
POSTAGE-PAID ENVELOPE PROVIDED OR FOLLOW THE INSTRUCTIONS ON YOUR BLUE PROXY
 CARD TO VOTE BY TELEPHONE OR VIA THE INTERNET.

If you sign and submit your BLUE proxy card without specifying how you would like your shares voted, your shares will be voted FOR the election of Daniel
Berger and you will be deemed to have given a direction to vote the shares represented by the BLUE proxy card FOR the candidates who have been nominated by the Company other than Mark Roberson, for whom I am not seeking authority to vote and will not exercise any such authority and FOR the Companys proposal to ratify the appointment of Haskell & White LLP as the Companys independent registered public accounting firm for fiscal 2021; and AGAINST the approval, on an advisory basis, of the compensation of the Companys named executive officers.  There can be no assurance that the other nominees will serve if elected with me.

BY EXECUTING THE BLUE PROXY CARD, YOU ARE AUTHORIZING THE PERSONS NAMED AS
PROXIES TO REVOKE ALL PRIOR PROXIES ON YOUR BEHALF.

SOLICITATION; EXPENSES

Proxies may be solicited by mail, advertisement, telephone, internet, e-mail, facsimile, other media and personal solicitation by the me. No additional compensation will be paid to me for the solicitation of proxies. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward my solicitation material to their customers for whom they hold shares, and I will reimburse them for their reasonable out-of-pocket expenses.

I have retained Alliance Advisors LLC (Alliance) to assist in the solicitation of proxies and for related services. I will pay Alliance a fee of $_______ and has agreed to reimburse Alliance for certain additional fees and expenses and to indemnify Alliance against certain liabilities and expenses, including reasonable legal fees and related charges. I have also agreed to pay an additional fee to Alliance, the amount of which is to be determined, upon conclusion of a proxy campaign. Alliance will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  Approximately
__ persons will be used by Alliance in its solicitation efforts.

The entire expense of preparing, assembling, printing and mailing this Proxy
Statement and related materials and the cost of soliciting proxies will be borne by me. To the extent legally permissible, if I am successful in my election, I currently intend to seek reimbursement from the Company for the costs of this solicitation. We do not currently intend to submit the question of such reimbursement to a vote of the stockholders of the Company.

I estimate that the total expenditures relating to my proxy solicitation will be approximately $_______, approximately $______ of which has been incurred to date. Such costs do not include legal fees and expenses in connection with any potential litigation.

If you have any questions concerning this Proxy Statement or the procedures to be followed to execute and deliver a proxy, please contact Alliance at the address or phone number specified above.

INFORMATION ABOUT THE COMPANY

Based upon documents publicly filed by the Company, the mailing address of the principal executive offices of the Company is 11940 Jollyville Rd, Suite 300N,
Austin, Texas, 78759.

The Company is subject to the periodic reporting requirements of the Securities
Exchange Act of 1934, as amended (the Exchange Act) and, in accordance therewith, is required to file reports, proxy statements and other information with the SEC. Reports, registration statements, proxy statements and other information filed by the Company with the SEC may be inspected at, and copies may be obtained from, the public reference facilities maintained at the SEC at
100 F Street N.E., Washington, DC 20549. Copies of such material can also be obtained upon written request addressed to the SEC, Public Reference Section,
100 F Street, N.E., Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the SECs Public Reference Room by calling the
SEC at (800) SEC-0330. The SEC also maintains a web site on the Internet
http://www.sec.gov where reports, proxy and information statements and other information regarding issuers and others that file electronically with the SEC may be obtained free of charge.

I have omitted from this Proxy Statement certain disclosure required by applicable law to be included in the Companys proxy statement, in reliance on
Rule 14a-5(c) of the Exchange Act. Such disclosure includes Item 1 of Schedule
14A (date, time and place of the Annual Meeting), Item 5 of Schedule 14A
(interest of certain persons in matters to be acted upon, other than me), Item
6 of Schedule 14A (voting securities and principal holders thereof, other me),
Item 7 of Schedule 14A (directors and executive officers, other than me), biological information on the Companys current directors, the date by which proposals of stockholders intended to be presented at the 2021 annual meeting of stockholders of the Company must be received by the Company in order to be included in the Companys proxy materials for that meeting and the date after which stockholder proposals for the 2021 annual meeting of stockholders of the
Company will be considered untimely. Please refer to the Companys proxy statement for such information. Except as otherwise noted herein, the information in this Proxy Statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Although I do not have any knowledge indicating that any statement contained herein is untrue, I do not take any responsibility, except to the extent imposed by law, for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on behalf of me, or for any failure by the Company to disclose events that may affect the significance or accuracy of such information.

EVEN IF YOU PREVIOUSLY HAVE SUBMITTED A PROXY CARD FURNISHED BY
THE COMPANY, IT IS NOT TOO LATE TO CHANGE YOUR VOTE BY INTERNET OR TELEPHONE OR
SIMPLY BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD. WE URGE
THAT YOU VOTE BY INTERNET OR TELEPHONE OR BY SIGNING, DATING AND RETURNING THE
ENCLOSED BLUE PROXY CARD TO US TODAY.

IF A STOCKHOLDER RETURNS A BLUE PROXY CARD THAT IS SIGNED, DATED AND NOT MARKED
WITH RESPECT TO A PROPOSAL, THAT STOCKHOLDER WILL BE DEEMED TO HAVE GIVEN A
DIRECTION TO VOTE FOR ME; FOR THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE
COMPANY OTHER THAN MARK ROBERSON, FOR WHOM I AM NOT SEEKING AUTHORITY TO VOTE
AND WILL NOT EXERCISE ANY SUCH AUTHORITY; FOR THE COMPANYS PROPOSAL TO RATIFY
THE APPOINTMENT OF HASKELLS & WHITE LLP AS THE COMPANYS INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM FOR FISCAL 2021; AND AGAINST THE APPROVAL, ON AN
ADVISORY BASIS, OF THE COMPENSATION OF THE COMPANYS NAMED EXECUTIVE OFFICERS.
YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN.

FORWARD LOOKING STATEMENTS

This Proxy Statement may include forward-looking statements that reflect my current views with respect to future events.  Statements that include the words expect, intend, plan, believe, project, anticipate, will, may, would or similar words are often used to identify forward-looking statements. All forward-
looking statements address matters that involve risks and uncertainties, many of which are beyond our control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. Any forward-looking statements made in this
Proxy Statement are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments that I anticipated will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company or its business, operations or financial condition. Except to the extent required by applicable law, I undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

APPENDIX A

INFORMATION CONCERNING PARTICIPANTS AND THEIR ASSOCIATES
IN THE PROXY SOLICITATION

The following sets forth the name and the number of shares of Common Stock of the Company beneficially owned (as determined in accordance with Rule 13d-3 under the Exchange Act) as of the Record Date by me. All percentages are based on the 12,120,698 shares of Common Stock outstanding as of August 19, 2021, as reported in the Companys proxy statement filed on August 26, 2021.

Name

Number of Shares of Common Stock of the Company Beneficially Owned

Percent of Common Stock of the Company

Daniel Berger

Except as set forth in this Proxy Statement, including in the Appendices hereto, to the best of my knowledge I do not (i) have any interest in any matter to be acted upon at the Annual Meeting other than my desire to be elected to the Board, (ii) own beneficially, directly or indirectly, or have the right to acquire, any securities of the Company or any parent or subsidiary of the Company, (iii) own any securities of the Company of record but not beneficially, (iv)  have been a party to any contract, arrangement or understanding with respect to any securities of the Company within the past year, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies, (vi)
have any arrangement or understanding with respect to future employment by the
Company or with respect to any future transactions to which the Company or any of its affiliates will be or may be a party, (vii) have incurred indebtedness for the purpose of acquiring or holding securities of the Company, (viii) have been indebted to the Company or any of its subsidiaries since the beginning of the Companys last fiscal year, or (ix) have engaged in or had a direct or indirect interest in any transaction, or series of similar transactions, since the beginning of the Companys last fiscal year, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or am to be a party, in which the amount involved exceeds
$120,000. In addition, except as set forth in this Proxy Statement or in the
Appendices hereto, to the best of my knowledge I do not have had or are not deemed to have a direct or indirect material interest in any transaction with the Company since the beginning of the Companys last fiscal year, or in any proposed transaction, to which the Company or any of its affiliates was or is a party.

During the past ten years, I have not been involved in any event that would be required to be disclosed under Item 401(f) of Regulation S-K, promulgated by the SEC under the Exchange Act.

A-1

APPENDIX B

COMMON STOCK TRANSACTIONS IN CYNERGISTEK, INC.

The following tables set forth information with respect to all of my purchases and sales of Common Stock during the past two years (amounts in parentheses indicate a sale of shares).

Purchases and Sales by Beneficial Owners

Date (A)

Company (B)

Security Type (C)

Trade (D)

Amount Purchased/Sold By Beneficial Owners (E)

IMPORTANT

Please review this proxy statement and the enclosed materials carefully. YOUR
VOTE IS VERY IMPORTANT, no matter how many or how few shares you own.

1. If your shares are registered in your own name, please sign, date and mail the enclosed BLUE proxy card to Alliance in the postage-paid envelope provided, or vote by telephone or Internet, today.

2. If you have previously signed and returned a proxy card to the Company, you have every right to change your vote. Only your latest dated proxy card will count. You may revoke any proxy card already sent to the Company by signing, dating and mailing the enclosed BLUE proxy card in the postage-paid envelope provided or by voting by telephone or Internet. Any proxy may be revoked at any time prior to the 2021 Annual Meeting by delivering a written notice of revocation or a later-dated proxy for the 2021 Annual Meeting to Alliance or by voting in person at the 2021 Annual Meeting. Attendance at the Annual Meeting
will not in and of itself constitute a revocation.

3. If your shares are held in the name of a brokerage firm, bank nominee or other institution, only such firm, nominee or other institution can vote your shares and only after receiving your specific instructions. Accordingly, please sign, date and mail the enclosed BLUE voting form in the postage-paid envelope provided, and to ensure that your shares are voted, you should also contact the person responsible for your account and give instructions for a BLUE proxy card to be issued representing your shares.

4. After signing the enclosed BLUE proxy card, do not sign or return the
Companys proxy card unless you intend to change your vote, because only your latest dated proxy card will be counted.

If you have any questions concerning this proxy statement, would like to request additional copies of this proxy statement, or need help voting your shares, please contact our proxy solicitor:

Alliance Advisors
200 Broadacres Drive Bloomfield, NJ 07003
Stockholders, banks and brokers may call toll-free: (___________
Email: @allianceadvisors.com

BLUE CARD

CYNERGISTEK, INC. 2021 Annual Meeting of Stockholders

THIS PROXY IS SOLICITED ON BEHALF DANIEL BERGER

The undersigned appoint(s) ________, ___________ and____________ and each of them, as proxies (each and any substitute, a Proxyholder) with full power of substitution and with discretionary authority to vote all shares of common stock of CYNERGISTEK, INC. (the Company) which the undersigned would be entitled to vote if virtually present at the 2021 Annual Meeting of
Stockholders of the Company scheduled to be held on October 13, 2021, at 3:00
p.m. CT, including any adjournments, continuations or postponements thereof and at any meeting called in lieu thereof. (the Annual Meeting) on all matters coming before the Annual Meeting.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all actions the herein named
Proxyholders, their substitutes, or any of them may lawfully take by virtue hereof. Other than the three proposals set forth on the reverse side of this card, the Participants are not aware of any other matters to be considered at the Annual Meeting. However, should other matters, unknown a reasonable time before the Annual Meeting, be brought before the Annual Meeting, each
Proxyholder will vote on such matters in their discretion. If properly executed, this proxy will be voted as directed on the reverse side and each
Proxyholder will vote in his or her discretion with respect to any other matters, unknown a reasonable time before the Annual Meeting, as may properly come before the Annual Meeting.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE SIDE,
THIS PROXY WILL BE VOTED FOR ALL NOMINEES SET FORTH IN PROPOSAL 1; FOR THE
COMPANYS PROPOSAL TO RATIFY THE APPOINTMENT OF HASKELL & WHITE LLP AS THE
COMPANYS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2021; AGAINST
THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF THE COMPANYS NAMED
EXECUTIVE OFFICERS.

IMPORTANT: PLEASE COMPLETE, SIGN, DATE AND MAIL THIS PROXY CARD TODAY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE

WE RECOMMEND A VOTE FOR THE ELECTION OF THE NOMINEES LISTED IN PROPOSAL 1
BELOW.

PROPOSAL NO. 1: My proposal to elect Daniel Berger and the candidates who have been nominated by the Company other than Mark Roberson, for whom Daniel Berger is not seeking authority to vote and will not exercise any such authority, as directors of the Company. To withhold authority to vote for any individual nominee(s), mark For All Except and write the name(s) of the nominees on the lines provided.

FOR ALL NOMINEES
[ ]

WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES
[ ]

FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
[ ]

I WILL USE THIS PROXY TO VOTE (I) FOR DANIEL BERGER, AND (II) FOR THE
CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY OTHER THAN MARK ROBERSON, FOR
WHOM I AM NOT SEEKING AUTHORITY TO VOTE AND WILL NOT EXERCISE ANY SUCH
AUTHORITY. THE NAMES, BACKGROUNDS AND QUALIFICATIONS OF THE COMPANYS NOMINEES,
AND OTHER INFORMATION ABOUT THEM, CAN BE FOUND IN THE COMPANYS PROXY STATEMENT.
I HAVE CONSENTED TO BEING NAMED AS A NOMINEE AND TO SERVE ON THE BOARD OF
DIRECTORS IF ELECTED.

I RECOMMEND A VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF HASKELL & WHITE
LLP AS THE COMPANYS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL
2021.

PROPOSAL NO. 2: Companys proposal to ratify the appointment of Haskell & White
LLP as the Companys independent registered public accounting firm for fiscal
2021.

[ ] FOR            [ ]   AGAINST            [ ]  ABSTAIN

I RECOMMEND A VOTE AGAINST THE APPROVAL, ON AN ADVISORY BASIS, OF THE
COMPENSATION OF THE COMPANYS NAMED EXECUTIVE OFFICERS.

PROPOSAL NO. 3: Companys proposal of an advisory resolution to approve executive compensation.

[ ] FOR            [ ]   AGAINST            [ ]  ABSTAIN

Signature of Stockholder                             Date

Signature (if held jointly)                          Date

Title(s)

Please sign exactly as name appears on share certificates or on label affixed hereto. When shares are held by joint tenants, both should sign. In case of joint owners, EACH joint owner should sign and date. When signing as attorney, executor, administrator, trustee, guardian, corporate officer, etc., give full title as such.

PLEASE SIGN, DATE AND MAIL YOUR PROXY PROMPTLY IN THE POSTAGE-PAID ENVELOPE
ENCLOSED

PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED

KEEP THIS PORTION FOR YOUR RECORDS